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CONFIDENTIAL SUBMISSION
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form S-1 for Warby Parker Inc.

Ladies and Gentlemen:

On behalf of Warby Parker Inc., a Delaware Public Benefit Corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2021 and 2020, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated listing.

If you have any questions with respect to this confidential submission, please call me at (212) 906-1281.

June 21, 2021 Page 2

Best regards,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosure
cc:	Neil Blumenthal, Co-Chief Executive Officer, Warby Parker Inc.
Dave Gilboa, Co-Chief Executive Officer, Warby Parker Inc.
Stelios G. Saffos, Latham & Watkins LLP
Benjamin J. Cohen, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP